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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                   CALMAT CO.

                           (Name of Subject Company)

                          ALB ACQUISITION CORPORATION

                            VULCAN MATERIALS COMPANY

                                   (Bidders)
                            ------------------------

                      COMMON STOCK, PAR VALUE $1 PER SHARE

                         (Title of Class of Securities)

                                   131271108

                     (CUSIP Number of Class of Securities)
                            ------------------------

                             WILLIAM F. DENSON, III
                          ALB ACQUISITION CORPORATION
                            VULCAN MATERIALS COMPANY
                              ONE METROPLEX DRIVE
                           BIRMINGHAM, ALABAMA 35209
                                 (205) 877-3204

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                              on Behalf of Bidder)

                                   COPIES TO:

                            EDWARD D. HERLIHY, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                 $803,299,373                                       $160,660

 * For purposes of calculating the filing fee only. Based upon 23,797,279 shares of Common Stock, par value $1.00 per share, of CalMat Co. outstanding on November 9, 1998, plus the number of Shares issuable upon exercise of all outstanding options.

** The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:    None             Filing Party:  N/A
Form of Registration No.:  N/A              Date Filed:    N/A

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
CUSIP NO. 131271108                        14D-1 AND 13D

   1.      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           ALB Acquisition Corporation (Pending)
   2.      Check the Appropriate Box if a Member of a Group          (a) / /

           (b) /X/
   3.      SEC Use Only
   4.      Sources of Funds

           AF
   5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) / /
   6.      Citizenship or Place of Organization

           Delaware
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

           676,549 shares of common stock, par value $1.00 per share of CalMat Co.*
   8.      Check Box if the Aggregate Amount in Row (7) Excludes Certain
           Shares

           / /
   9.      Percent of Class Represented by Amount in Row (7)

           2.8%
   10.     Type of Reporting Person

           CO

* On November 14, 1998, Vulcan Materials Company ("Parent") entered into support agreements (the "Support Agreements") with each member of the Board of Directors of CalMat Co. (the "Company"). Pursuant to the Support Agreements, upon the terms set forth therein, such stockholders generally have agreed to tender, in accordance with the terms of the tender offer described in this statement (the "Offer") 639,549 shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company, which shares are reflected in Rows 7 and 9 of pages 2 and 3 of this Schedule 14D-1. The Support Agreements are described in more detail in Section 11 of the Offer to Purchase dated November 20, 1998.

CUSIP NO. 131271108                        14D-1 AND 13D

   1.      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Vulcan Materials Company
           I.R.S. No. 63-0366371
   2.      Check the Appropriate Box if a Member of a Group          (a) / /

           (b) / /
   3.      SEC Use Only
   4.      Sources of Funds

           WC, BK, OO
   5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) / /
   6.      Citizenship or Place of Organization

           New Jersey
   7.      Aggregate Amount Beneficially Owned by Each Reporting Person

           676,549 shares of Common Stock
   8.      Check Box if the Aggregate Amount in Row (7) Excludes Certain
           Shares

           / /
   9.      Percent of Class Represented by Amount in Row (7)

           2.8%
   10.     Type of Reporting Person

           CO

    This Schedule 14D-1 Tender Offer Statement relates to the offer by ALB Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Vulcan Materials Company, a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of CalMat Co., a Delaware corporation (the "Company"), and the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of September 22, 1987, as amended as of October 26, 1992, July 22, 1997 and November 14, 1998 between the Company and First Chicago Trust Company of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $31.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. The Purchaser has been formed by Parent in connection with the Offer and the transactions contemplated thereby. This Schedule 14D-1 is being filed on behalf of the Purchaser and Parent.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is CalMat Co. The address of its principal executive offices is 3200 San Fernando Road, Los Angeles, California 90065.

    (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Terms of the Offer") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; "Going Private" Transactions; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

    (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1. Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

    (e)-(f) During the last five years, neither Parent nor the Purchaser, nor, to the best of their knowledge, any of their respective executive officers and directors listed in Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

    (g) Reference is hereby made to the information set forth in Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; the

Support Agreements; Appraisal Rights; Plans for the Company; "Going Private" Transactions; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; "Going Private" Transactions; the Rights") and Section 13 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I (Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Reference is hereby made to the information set forth in the "Introduction,"
Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; "Going Private" Transactions; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Reference is hereby made to the information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Reference is hereby made to the information set forth in the "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; "Going Private" Transactions; the Rights") of the Offer to Purchase, which is incorporated herein by reference.

    (b)-(c) Reference is hereby made to the information set forth in the "Introduction," Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the

Company; "Going Private" Transactions; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

    (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

    (e) Reference is hereby made to the information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

    (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)  --Offer to Purchase, dated November 20, 1998.
   (a)(2)  --Letter of Transmittal.
   (a)(3)  --Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
   (a)(4)  --Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Nominees.
   (a)(5)  --Notice of Guaranteed Delivery.
   (a)(6)  --Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9.
   (a)(7)  --Text of press release issued by Parent and the Company on November 16, 1998.
   (a)(8)  --Form of Summary Advertisement, dated November 20, 1998.
   (c)(1)  --Agreement and Plan of Merger, dated as of November 14, 1998, by and among the
             Company, the Purchaser and Parent.
   (c)(2)  --Form of Support Agreement entered into between Parent and John C. Argue, Arthur
             Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, A. Frederick
             Gerstell, Richard A. Grant, Jr., Edward A. Landry, Thomas L. Lee, Thomas M.
             Linden, Georgia R. Nelson and Stuart T. Peeler.
   (c)(3)  --Confidentiality Agreement, dated as of September 24, 1998, between the Company and
             Parent.
    (d)    --Not applicable.
    (e)    --Not applicable.
    (f)    --Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 1998

                                VULCAN MATERIALS COMPANY

                                By:  /s/ DONALD M. JAMES
                                     -----------------------------------------
                                     Name: Donald M. James
                                     Title: Chairman and Chief Executive
                                     Officer

                                ALB ACQUISITION CORPORATION

                                By:  /s/ DONALD M. JAMES
                                     -----------------------------------------
                                     Name: Donald M. James
                                     Title: Chairman and Chief Executive
                                     Officer

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                          DESCRIPTION
----------  -----------------------------------------------------------------------------------
    (a)(1)  --Offer to Purchase, dated November 20, 1998.
    (a)(2)  --Letter of Transmittal.
    (a)(3)  --Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
    (a)(4)  --Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies
              and Nominees.
    (a)(5)  --Notice of Guaranteed Delivery.
    (a)(6)  --Guidelines for Certification of Taxpayer Identification Number on Substitute Form
              W-9.
    (a)(7)  --Text of press release issued by Parent and the Company on November 16, 1998.
    (a)(8)  --Form of Summary Advertisement, dated November 20, 1998.
    (c)(1)  --Agreement and Plan of Merger, dated as of November 14, 1998, by and among the
              Company, the Purchaser and Parent.
    (c)(2)  --Form of Support Agreement entered into between Parent and John C. Argue, Arthur
              Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, A. Frederick
              Gerstell, Richard A. Grant, Jr., Edward A. Landry, Thomas L. Lee, Thomas M.
              Linden, Georgia R. Nelson and Stuart T. Peeler.
    (c)(3)  --Confidentiality Agreement, dated as of September 24, 1998, between the Company and Parent.
     (d)    --Not applicable.
     (e)    --Not applicable.
     (f)    --Not applicable.